Joshua Kushner, Esq.

12629 Riverside Dr. #342

Valley Village, CA91607

jkushner@thekushneroffices.com

July 7, 2017

VIA FEDERAL EXPRESS AND THE EDGAR SYSTEM

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jonathan Burr

Re:	A La Carte Charts Corporation
Registration Statement on Form S-1
Filed June 2, 2017, as amended July 5, 2017
File No. 333-218440

Dear Mr. Burr:

On behalf of A La Carte Charts Corporation (the “Company”), this letter is in reference to the Company’s above referenced Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”). This letter provides the Staff with supplemental responses to the oral comment received during the Company’s conversation with the Staff on July 7, 2017. References to page numbers in the Company’s responses refer to page numbers in Amendment No. 1.

The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

Recent Sales of Unregistered Securities, page II-1

1.	We note your response to Comment 4 of the Staff’s letter of comments dated June 20, 2017, however the Staff was unable to locate the Amended Form D as referenced by your response in Amendment No. 1. Please clarify.

Company’s Response: The Company notes the Staff’s comment and has amended the Form D previously filed on May 12, 2017 and its disclosure in the Amendment to reflect the correct date of first sale of the Company’s Regulation D offering, as the March 30, 2017 date and the November 24, 2016 dates were disclosed in error. The date of first sale of the Regulation D offering was completed on December 19, 2016. Please refer to the Amended Form D filed on July 7, 2017, file number 021-286689.

 Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (818) 850-2749 or you may contact Cassidy & Associates at (202) 744-2929.

Sincerely,

/s/ Joshua A. Kushner
Joshua A. Kushner, Esq.
For Cassidy & Associates

cc:	David Meyers
Jim Cassidy, Esq.